SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                          SOUTHWESTERN RESOURCES CORP.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    845770106
                                 (CUSIP Number)

                                 Keith Presnell
                        Global Resource Investments Ltd.
                               7770 El Camino Real
                           Carlsbad, California 92009
                               Tel.: 760-943-3939

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 21, 2003
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE

CUSIP No. 845770106                                                  Page 2 of 9


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Resource Capital Investment Corporation

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     88-0384205
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        750,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    750,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     750,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 845770106                                                  Page 3 of 9


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Rule Family Trust udt 12/17/98

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        823,684
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    823,684
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     823,684
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 845770106                                                  Page 4 of 9


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Arthur Richards Rule

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        823,684
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    823,684
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     823,684
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 845770106                                                  Page 5 of 9


                                  SCHEDULE 13D
                                (Amendment No. 2)

      The Statement on Schedule 13D, dated April 11, 2002, initially filed by Exploration Capital Partners 2000 Limited Partnership ("Exploration 2000"), its corporate general partner, Resource Capital Investment Corporation ("Resource Capital"), the Rule Family Trust udt 12/17/98, a revocable grantor trust (the "Trust") and Arthur Richards Rule (the "Schedule 13D"), as amended by Amendment No. 1, dated December 12, 2002, filed by Resource Capital, the Trust and Mr. Rule (collectively, the "Reporting Persons") (as so amended, the "Schedule 13D") is hereby amended by this Amendment No. 2, dated January 29, 2003 (the "Amendment"), to reflect certain changes in the information previously filed in the Schedule 13D relating to the outstanding Common Shares of Southwestern Resources Corp. (the "Issuer"). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

      NOTE: Beneficial ownership calculations below are based on 17,605,228 Common Shares of the Issuer outstanding as of January 27, 2003.

Item 2. Identity and Background

      Item 2(b) is hereby amended and restated to read in its entirety as follows:

(b) Residence or business addresses:

The address of the principal executive offices of Resource Capital and the principal business addresses of the Trust, Mr. Rule and Mr. Presnell are 7770 El Camino Real, Carlsbad, California 92009.

Item 5. Interest in Securities of the Issuer

      Items 5(a) and (c) are hereby amended and restated to read in their entirety as follows:

(a) Exploration 2000 is the direct beneficial owner of 440,000 Shares (consisting solely of immediately exercisable warrants). By virtue of the relationships described under Item 2 of the Schedule 13D, each of Resource Capital, the Trust and Mr. Rule may be deemed to share indirect ownership of the Shares directly beneficially owned by Exploration 2000.

Exploration Capital is the direct beneficial owner of 310,000 Shares (consisting solely of immediately exercisable warrants). By virtue of the relationships described under Item 2 of the Schedule 13D, each of Resource Capital, the Trust and Mr. Rule may be deemed to share indirect ownership of the Shares directly beneficially owned by Exploration Capital.

Global Resource is the direct beneficial owner of 73,684 Shares (consisting solely of immediately exercisable warrants). By virtue of the relationships described in Item 2 of the Schedule 13D, each of the Trust and Mr. Rule may be deemed to share indirect ownership of the Shares directly beneficially owned by Global Resource.

By virtue of its relationships with Exploration 2000 and Exploration Capital, Resource Capital may be deemed to share indirect ownership of an aggregate 750,000 Shares (consisting solely of immediately exercisable warrants), or approximately 4.1% of the Outstanding Issuer Shares.

CUSIP No. 845770106                                                  Page 6 of 9


By virtue of their relationships with Exploration 2000, Exploration Capital and Global Resource, each of the Trust and Mr. Rule may be deemed to share indirect ownership of an aggregate 823,684 Shares (consisting solely of immediately exercisable warrants), or approximately 4.5% of the Outstanding Issuer Shares.

(c) The following transactions occurred during the past 60 days with respect to the Shares indirectly beneficially owned by the Reporting Persons:

Exploration 2000 sold Common Shares, all in open market transactions on the Toronto Stock Exchange, as follows:

                           Price per Share                                           Price per Share
               No. of                                                   No. of
      Date     Shares      Cdn.        U.S.*                  Date      Shares      Cdn.        U.S.*
    1/16/03     1,000     $13.45      $8.74                  1/17/03     1,800     $13.35      $8.67
    1/16/03     3,000     $12.92      $8.40                  1/17/03     2,000     $13.37      $8.69
    1/16/03     3,000     $12.92      $8.40                  1/17/03     3,000     $13.36      $8.69
    1/16/03     1,100     $12.86      $8.36                  1/17/03     1,500     $13.37      $8.69
    1/16/03     3,000     $12.48      $8.11                  1/17/03     1,700     $13.43      $8.73
    1/16/03       600     $12.47      $8.11                  1/17/03     1,000     $13.27      $8.62
    1/16/03     4,000     $12.88      $8.37                  1/17/03     1,700     $12.84      $8.35
    1/16/03     2,700     $12.71      $8.26                  1/17/03     2,000     $12.71      $8.26
    1/16/03     2,700     $13.17      $8.56                  1/17/03     3,000     $12.69      $8.25
    1/16/03     1,000     $13.28      $8.63                  1/17/03     2,700     $12.55      $8.16
    1/16/03     1,700     $13.24      $8.60                  1/17/03     2,000     $12.79      $8.31
    1/16/03     2,000     $13.56      $8.82                  1/17/03     2,100     $12.47      $8.11
    1/16/03     5,000     $13.59      $8.84                  1/17/03     1,900     $12.90      $8.38
    1/16/03     1,000     $13.46      $8.75                  1/17/03     5,000     $13.23      $8.60
    1/16/03     5,000     $12.52      $8.14                  1/17/03     3,000     $13.37      $8.69
    1/16/03     5,000     $12.87      $8.37                  1/17/03     1,500     $13.37      $8.69
    1/16/03     3,200     $12.87      $8.37                  1/17/03     1,300     $13.44      $8.74
    1/16/03     4,000     $13.02      $8.46                  1/17/03     3,000     $13.37      $8.69
    1/16/03     1,400     $13.07      $8.49                  1/17/03     1,600     $13.47      $8.76
    1/16/03     5,000     $13.07      $8.50                  1/17/03     2,100     $13.42      $8.72
    1/16/03     1,700     $13.06      $8.49                  1/17/03     4,000     $13.41      $8.72
    1/16/03     1,200     $12.99      $8.44                  1/21/03     2,000     $14.65      $9.52
    1/16/03     1,300     $12.98      $8.44                  1/21/03     2,000     $13.76      $8.94
    1/16/03     2,000     $12.82      $8.33                  1/21/03     2,500     $14.65      $9.52
    1/16/03     4,400     $12.82      $8.33                  1/21/03     2,500     $14.45      $9.40
    1/16/03     4,000     $12.88      $8.38                  1/21/03     2,000     $14.35      $9.32
    1/17/03     3,000     $13.41      $8.72                  1/21/03     1,700     $14.45      $9.40
    1/17/03     4,000     $13.41      $8.72                  1/21/03     2,500     $14.06      $9.14
    1/17/03     2,000     $13.37      $8.69                  1/21/03     2,500     $14.06      $9.14
    1/17/03       700     $13.45      $8.75                  1/21/03     2,500     $14.43      $9.38
    1/17/03       900     $13.32      $8.66                  1/21/03     5,000     $14.45      $9.40
    1/17/03     2,000     $13.27      $8.63                  1/21/03     2,500     $14.40      $9.36
    1/17/03     1,700     $13.36      $8.68                  1/21/03     5,000     $14.35      $9.32
    1/17/03     1,100     $13.35      $8.67                  1/21/03     5,000     $14.31      $9.30
    1/17/03     3,000     $13.27      $8.62                  1/21/03     5,000     $14.26      $9.27
    1/17/03     1,100     $13.35      $8.67                  1/21/03     5,000     $14.15      $9.20



* Based on estimated exchange rate of Cdn.$1.00 to U.S.$0.65.

CUSIP No. 845770106                                                  Page 7 of 9


Exploration Capital sold Common Shares, all in open market transactions on the Toronto Stock Exchange, as follows:

                            Price per Share                                      Price per Share
                No. of                                               No. of
       Date     Shares      Cdn.       U.S.*                Date     Shares      Cdn.       U.S.*
      1/14/03      200     $17.36      $11.29              1/16/03    1,500     $13.27       $8.62
      1/14/03    3,000     $17.34      $11.27              1/16/03    1,500     $13.37       $8.69
      1/14/03    2,000     $17.28      $11.23              1/16/03      500     $13.17       $8.56
      1/14/03    3,000     $17.87      $11.62              1/16/03    3,000     $13.20       $8.58
      1/14/03    3,000     $17.81      $11.58              1/16/03    4,000     $12.97       $8.43
      1/14/03    1,000     $17.57      $11.42              1/16/03    4,500     $12.83       $8.34
      1/14/03    3,000     $17.72      $11.52              1/16/03    3,000     $12.91       $8.39
      1/14/03    3,000     $17.44      $11.34              1/16/03    5,000     $12.85       $8.36
      1/14/03    3,000     $17.57      $11.42              1/16/03    2,000     $12.87       $8.37
      1/14/03    1,500     $17.37      $11.29              1/16/03    2,100     $12.92       $8.40
      1/14/03   10,000     $17.33      $11.27              1/16/03    2,700     $12.82       $8.33
      1/14/03    3,000     $17.82      $11.58              1/16/03    6,000     $12.54       $8.15
      1/15/03    2,000     $16.10      $10.46              1/16/03    5,200     $12.57       $8.17
      1/15/03    2,300     $16.33      $10.61              1/16/03    1,300     $12.57       $8.17
      1/16/03    3,000     $13.40       $8.71              1/16/03    1,500     $13.04       $8.47
      1/16/03    1,800     $13.61       $8.85              1/16/03    1,100     $13.00       $8.45
      1/16/03    2,500     $13.62       $8.85              1/16/03    2,500     $13.01       $8.46
      1/16/03    1,000     $13.76       $8.94              1/16/03    1,700     $13.04       $8.47
      1/16/03    1,000     $14.11       $9.17              1/16/03    2,300     $12.54       $8.15
      1/16/03    1,000     $14.09       $9.16              1/16/03    3,000     $12.92       $8.40
      1/16/03    3,000     $12.87       $8.37              1/16/03    1,000     $12.93       $8.40
      1/16/03    2,100     $12.91       $8.39              1/16/03      600     $13.07       $8.49
      1/16/03    1,700     $12.71       $8.26              1/16/03    5,000     $13.07       $8.50
      1/16/03    3,000     $12.85       $8.35              1/16/03      500     $12.98       $8.44
      1/16/03    2,500     $12.68       $8.24              1/17/03    2,500     $13.41       $8.72
      1/16/03    3,000     $12.92       $8.40              1/17/03    2,500     $13.03       $8.47
      1/16/03    7,000     $12.89       $8.38              1/17/03    3,000     $13.07       $8.49
      1/16/03    1,000     $12.95       $8.42              1/17/03    3,500     $12.92       $8.40
      1/16/03    2,000     $13.02       $8.46              1/17/03   10,000     $12.95       $8.41
      1/16/03    2,200     $13.31       $8.65              1/17/03    5,000     $13.02       $8.46
      1/16/03    1,700     $13.30       $8.64

* Based on estimated exchange rate of Cdn.$1.00 to U.S.$0.65.

CUSIP No. 845770106                                                  Page 8 of 9


Global Resource sold Common Shares, all in open market transactions on the Toronto Stock Exchange, as follows:

                            Price per Share                              Price per Share
                No. of                                        No. of
        Date    Shares       Cdn.      U.S.         Date      Shares      Cdn.        U.S.
      1/14/03    2,500     $17.32     $11.26        1/16/03    2,000     $12.77      $8.30
      1/14/03    2,500     $17.27     $11.22        1/16/03    1,700     $12.62      $8.20
      1/15/03    2,500     $16.40     $10.66        1/16/03      500     $13.27      $8.62
      1/15/03    2,500     $15.83     $10.29        1/16/03      700     $13.17      $8.56
      1/16/03    5,000     $13.56      $8.82        1/16/03    3,200     $12.62      $8.20
      1/16/03    1,500     $13.56      $8.82        1/16/03    1,500     $12.67      $8.24
      1/16/03    2,000     $13.65      $8.87        1/16/03    3,000     $12.97      $8.43
      1/16/03      300     $14.00      $9.10        1/16/03    5,000     $13.01      $8.45
      1/16/03    1,000     $12.92      $8.40        1/16/03    2,000     $13.12      $8.53
      1/16/03    1,350     $12.82      $8.33        1/16/03      250     $13.07      $8.49
      1/16/03    1,500     $12.77      $8.30        1/16/03      700     $12.92      $8.40
      1/16/03      700     $12.82      $8.33        1/17/03    2,500     $13.85      $9.01
      1/16/03    2,000     $13.01      $8.46        1/17/03    2,500     $13.65      $8.87
      1/16/03    1,100     $12.82      $8.33        1/17/03    2,500     $13.52      $8.79
      1/16/03    1,300     $12.90      $8.38        1/17/03    2,000     $13.22      $8.59
      1/16/03      500     $12.81      $8.33        1/17/03    2,500     $13.26      $8.62
      1/16/03    2,200     $12.86      $8.36        1/17/03    1,500     $13.32      $8.66
      1/16/03    3,000     $12.89      $8.38        1/17/03    4,184     $13.46      $8.75
      1/16/03    2,000     $12.98      $8.44

* Based on estimated exchange rate of Cdn.$1.00 to U.S.$0.65.

(e) The Reporting Persons ceased to be beneficial owners of more than five percent of the Outstanding Issuer Shares on or about January 21, 2003.

CUSIP No. 845770106                                                  Page 9 of 9


                                   SIGNATURES

      After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 29, 2003              Resource Capital Investment Corporation

                                    By: /s/ Keith Presnell
                                       -----------------------------------------
                                         Keith Presnell, Chief Financial Officer


Date: January 29, 2003              Rule Family Trust udt 12/17/98

                                    By: /s/ Keith Presnell
                                       -----------------------------------------
                                         Keith Presnell, Attorney-in-Fact for
                                         Arthur Richards Rule, Trustee


Date: January 29, 2003              Arthur Richards Rule, individually

                                    By: /s/ Keith Presnell
                                       -----------------------------------------
                                         Keith Presnell, Attorney-in-Fact